December 1, 2008

Tentative agreement reached between Catalyst and PPWC

Crofton, (BC) – The Pulp and Paper Workers of Canada (PPWC), Local #2 and Catalyst Paper announced today that a tentative agreement has been reached on the renewal of the collective agreement at the Crofton Division. The deal addresses the twin priorities of an $80 per tonne target in labour costs and the PPWC Industry Pattern Agreement.

The four-year agreement will enable the operation to achieve competitive labour costs through innovation in work practices and implementation of new ways to reduce manning levels without the need for traditional layoffs and severances. The age and service of employees allows for the workplace changes needed with a succession plan for senior employees who are leaving the division at a high rate every year.

“The union is to be commended on their solutions-focused approach to dealing with the significant issues that confront the industry and our cost structure. We achieved an agreement that balances the needs of their members while helping to establish a more cost-efficient operation that keeps workplace safety and production focus in everyone’s mind,” said Richard Garneau, Catalyst president and CEO.

“Commitment, effort and understanding by both the Catalyst and Local #2 negotiating teams made this deal possible. The untypical nature of these negotiations meant everyone had to take a holistic view to make the myriad of components fit in a plan suited to these turbulent economic times. Ratification of this agreement puts the Crofton pulp and paper mill in a better position to weather the challenges the industry is currently facing,” stated Lloyd Kelly, President PPWC Local #2

The union is recommending acceptance of the agreement to its members and results of the ratification vote are expected to be known on December 3, 2008. The PPWC represents approximately 560 employees at the Crofton mill.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.8 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to labour costs, work practices and the impact of economic conditions are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s third quarter 2008 interim report available at www.sedar.com

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For further information contact:
Lyn Brown, Vice President, Corporate Relations (604) 247-4713
Lloyd Kelly, PPWC Local #2 President (250) 701-3671